 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Report on Form 6-K

On April 22, 2020, ATIF Holdings Limited (the “Company”) completed the previously announced acquisition of approximately 51.2% of the issue and outstanding ordinary shares of Leaping Group Co., Ltd. (“LGC”) pursuant to the (i) Debt Conversion and Share Purchase Agreement dated as of April 8, 2020 (the “Debt Conversion SPA”) among the Company and LGC, and (ii) the Share Exchange Agreement dated as of April 8, 2020 (the “Share Exchange Agreement”) by and among the Company, LGC, and all of the shareholders of LGC (the “Sellers”).

Under the terms of the Debt Conversion SPA, LGC issued 3,934,029 of its ordinary shares to the Company in exchange for (i) the satisfaction of the outstanding debt owed to the Company in the amount of US$1,851,000, and (ii) the issuance of 2,800,000 ordinary shares of the Company to LGC. Concurrent with the closing of the Debt Conversion SPA and under the terms of the Share Exchange Agreement (the “Acquisitions”), the Sellers assigned an aggregate of 6,283,001 ordinary shares of LGC to the Company in exchange for an aggregate of 7,140,002 ordinary shares of the Company. After given effect to the Acquisitions, there are 47,014,674 of the Company’s ordinary shares issued and outstanding. The closing price of the Company’s ordinary shares on April 22, 2020 was $2.12.

On April 23, 2020, the Company issued a press release announcing the closing of the Acquisitions, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The descriptions of the Debt Conversion SPA and Share Exchange Agreement are qualified in their entirety by reference to the agreements themselves, copies of which was attached as Exhibits 99.2 and 99.3, respectively, to the Company’s Form 6-K furnished on April 8, 2020 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

Dated: April 23, 2020	By:	/s/ Jun Liu
	Name: Title:	Jun Liu Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 23, 2020

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